As confidentially submitted to the Securities and Exchange Commission on February 3, 2015
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

Amendment No. 2

TO

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

_____________________________

KORNIT DIGITAL LTD.
(Exact Name of Registrant as Specified in its Charter)

_____________________________

State of Israel (State or Other Jurisdiction of Incorporation or Organization)	3555 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Kornit Digital Ltd.
12 Ha`Amal Street, Afek Park,
Rosh-Ha`Ayin 4809246, Israel
Tel: +972-3-908-5800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kornit Digital North America Inc.
10541-10601 North Commerce Street
Mequon, WI 53092
(262) 518-0200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies of all correspondence to:

Colin J. Diamond, Esq Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Clifford M. J. Felig, Adv. Aviv Avidan-Shalit, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100 Fax: +972-3-610-3111	David Goldschmidt, Esq. Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 Tel: (212) 735-3000 Fax: (212) 735-2000	Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center Tel Aviv 67021, Israel Tel: +972-3-607-4444 Fax: +972-3-607-4470

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Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, par value NIS 0.01 per share	$	$

_________________

(1)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)   Includes ordinary shares that the underwriters may purchase pursuant to their option to purchase additional ordinary shares.

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment is filed solely to file the exhibits indicated in Item 8 of Part II. No change is made to the preliminary prospectus constituting Part I of the Registration Statement or Items 6, 7 or 9 of Part II of the Registration Statement.

Item 8. Exhibits and Financial Statement Schedules.

(a)  The Exhibit Index is hereby incorporated herein by reference.

(b)  Financial Statement Schedules.

All Financial Statement Schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosh Ha-Ayin, Israel on this        day of              , 2015.

KORNIT DIGITAL LTD.

By:
Name: Gabi Seligsohn
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTED, that each director and officer of Kornit Digital Ltd. whose signature appears below hereby appoints Gabi Seligsohn and Guy Avidan, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on                            , 2015 in the capacities indicated:

Signature and Name	Title

Gabi Seligsohn	Chief Executive Officer (principal executive officer)

Guy Avidan	Chief Financial Officer (principal financial officer and principal accounting officer)

Yuval Cohen	Chairman of the Board of Directors

Ofer Ben-Zur	Director

Marc Lesnick	Director

Eli Blatt	Director

Yoav Hineman	Director

Moshe Nur	Director

Joshua Maor	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in Mequon, Wisconsin, on                      , 2015.

KORNIT DIGITAL NORTH AMERICA INC.

By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement by and among Kornit Digital Ltd. and the underwriters named therein*
3.1	Articles of Association of the Registrant**
3.2	Form of Amended and Restated Articles of Association of the Registrant, to be effective upon closing of this offering*
4.1	Specimen Share Certificate*
5.1	Opinion of Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*
10.1	2004 Share Option Plan**
10.2	2012 Share Incentive Plan**
10.3	Form of indemnification agreement by and between Kornit Digital Ltd. and each of its directors and executive officers*
10.4	Sales Representative Agreement, dated April 1, 2014, between the Registrant and Hirsch International Corporation†
10.5	Original Equipment Manufacturer Supply Agreement, dated January 6, 2006, between the Registrant and Spectra Printing, a division of Dimatix, Inc.†
10.6	Amendment No. 1 to Original Equipment Manufacturer Supply Agreement, dated September 20, 2006, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.7	Amendment No. 2 to Original Equipment Manufacturer Supply Agreement, dated September 1, 2007, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.8	Amendment No. 3 to Original Equipment Manufacturer Supply Agreement, dated March 17, 2008, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.9	Amendment No. 4 to Original Equipment Manufacturer Supply Agreement, dated July 1, 2010, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.10	Amendment No. 5 to Original Equipment Manufacturer Supply Agreement, dated October 4, 2011, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.11	Amendment No. 6 to Original Equipment Manufacturer Supply Agreement, dated December 6, 2012, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.12	Amendment No. 7 to Original Equipment Manufacturer Supply Agreement, dated February 1, 2013, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.13	Amendment No. 8 to Original Equipment Manufacturer Supply Agreement, dated January 1, 2014, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.14	Amendment No. 9 to Original Equipment Manufacturer Supply Agreement, dated August 22, 2014, between the Registrant and Fujifilm Dimatix, Inc., formerly Spectra Printing, a division of Dimatix, Inc.†
10.15	Supplier Agreement, dated November 19, 2014, between the Registrant and I.T.S. Industrial Technologic Solutions, Ltd.†∞
10.16	Amended and Restated Investors’ Rights Agreement, dated , by and among the Registrant and the other parties thereto.*
10.17	Management Services Agreement, dated August 11, 2011, by and between the Registrant and Fortissimo Capital Fund II (Israel) L.P.**
10.18	Termination Agreement, dated , 2015, terminating the Management Services Agreement, dated August 11, 2011, by and between the Registrant and Fortissimo Capital Fund II (Israel) L.P.*
10.19	Lease Agreement, dated March 25, 2010, by and between the Registrant and Benvenisti Engineering Ltd.∞*
10.20	Addendum to Lease Agreement, dated November 21, 2011 by and between the Registrant and Benvenisti Engineering Ltd.∞*

EXHIBIT INDEX

Exhibit No.	Description
21.1	List of subsidiaries of the Registrant**
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm*
23.2	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature pages of Registration Statement)*

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*     To be filed by amendment.

**   Previously filed.

†     Confidential treatment requested.

∞    English translation of the original Hebrew document.